NAME OF REGISTRANT: Bloomin’ Brands, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 7 on Bloomin’ Brands, Inc. 2023 Proxy Statement:

Issue near- and long-term science-based GHG reduction targets covering full supply chain

Bloomin’ Brands, Inc. Symbol: BLMN

Filed by: Green Century Capital Management

Green Century Capital Management seeks your support for the climate and deforestation-related proposal filed at Bloomin’ Brands, Inc. (hereby referred to as “Bloomin’” or “the Company”) in its 2023 proxy statement asking the Company to issue near- and long-term science-based GHG reduction targets, with particular attention to addressing supply chain (Scope 3) emissions. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential supply chain, competitive, and reputational risks.

Resolved: Shareholders request that Bloomin’ Brands, within a year, issue near- and long-term science-based GHG reduction targets aligned with the Paris Agreement’s ambition of maintaining global temperature rise to 1.5 degrees Celsius and summarize plans to achieve them. The targets should cover the company’s full range of operational and supply chain emissions (including Scopes 1, 2 and 3).

Supporting Statement: In assessing targets, proponents recommend:

●	Considering approaches used by advisory groups such as the Science Based Targets initiative;
●	Developing a transition plan that shows how the company plans to meet its goals;
●	Considering emissions reduction targets inclusive of all GHG Protocol-defined sources of Scope 3 emissions—including from agriculture, land use change, and deforestation;
●	Considering a no-deforestation policy for all forest-risk commodities in the company’s supply chain.

RATIONALE FOR A “YES” VOTE

1.	Operational risk – The environmental impacts of climate change and deforestation can affect agricultural productivity, which could lead to supply chain disruptions and associated expenses.
2.	Competitive risk - Bloomin’ lacks supply chain greenhouse gas emission reduction targets and is consequently ceding competitive advantage to its peers, which have set and made progress toward scope 3 emissions reduction targets and related cross-commodity no-deforestation goals.
3.	Limited disclosure – Investors are increasingly expecting companies to make climate-related risk disclosures and set targets for mitigating those risks. Bloomin’ is not aligned with these expectations, particularly in light of the 76% majority vote in 2021 asking the company to outline if and how it could increase efforts to reduce its total contribution to climate change, including supply chain emissions.
4.	Reputational risk – Failure to adequately mitigate supply chain greenhouse gas emissions exposes Bloomin’ to numerous risks, including public awareness campaigns targeting companies linked to negative environmental impacts.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

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BACKGROUND

The US Commodity Futures Trading Commission identifies climate change as a systemic risk that threatens the stability of financial markets.1 Rising temperatures, increased drought, and changing precipitation patterns resulting from climate change2 pose material financial risks to businesses all along the agricultural supply chain in the form of lower crop yields, reduced agricultural productivity,3 and increased costs for irrigation and transportation.4 Companies reliant on agricultural products are exposed to variability of supply as well as price volatility.5

Biodiversity loss is a comparably significant systemic risk that threatens the stability of industries dependent on ecosystem services such as the restaurant industry. Biodiversity helps ensure the resilience of natural capital assets, and its loss reduces the quantity, quality and resilience of ecosystem services.6 Over half of the world’s gross domestic product (US$44 trillion) is moderately or highly dependent on nature and its services – such as the provision of food, fiber and fuel – and the unprecedented loss of biodiversity places this value at risk.7

One of the leading drivers of both climate change and biodiversity loss is deforestation, accounting for roughly 12% of anthropogenic emissions8 according to the Intergovernmental Panel on Climate Change. Agricultural expansion drives almost 90% of global deforestation, and livestock grazing in particular is responsible for almost 40% of forest loss.9

Mitigating deforestation risk may be less costly than perpetuating deforestation. A 2022 joint Carbon Disclosure Project (CDP) and Accountability Framework initiative (AFi) report found that 211 companies disclosing through CDP identified forest-related risks with a potential financial impact worth over US$79.2 billion if actions are not taken to curb deforestation. By contrast, the complete cost of responding to identified risk was estimated at only US$6.7 billion by 267 companies, and 182 companies reported forest-related opportunities from taking action on deforestation valued at over US$50.9 billion.10

Recognizing the substantial risks posed by climate change, companies are working to reduce their carbon emissions by setting science-based emissions reduction targets for Scopes 1, 2, and 3 emissions. By the end of 2022, over 4,000 companies covering more than a third of the global economy’s total market capitalization had set targets or committed to do so via the Science-Based Targets Initiative (SBTi), a partnership between CDP, the UN Global Compact, the World Resources Institute (WRI) and the World Wide Fund for Nature (WWF) that works with companies to set ambitious climate goals aligned with the Paris Agreement.11 Scope 3 emissions, or emissions from a company’s supply chain, including those from deforestation and other land use change, comprise an estimated 87% of food companies' climate emissions, according to CDP,12 and adopting no-deforestation policies for forest-risk commodities is a common and effective way to reduce them.13

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1 https://www.theregreview.org/2020/11/04/ramani-climate-change-systemic-financial-risk/

2 https://climate.nasa.gov/effects/

3 https://www.ucsusa.org/resources/climate-change-and-agriculture

4 https://19january2017snapshot.epa.gov/climate-impacts/climate-impacts-transportation_.html

5 https://www.economicshelp.org/blog/4977/economics/problems-of-agriculture-market-failure/

6 https://naturalcapitalcoalition.org/wp-content/uploads/2020/03/FramingGuidance_ConsultationMarch2020.pdf

7 https://www3.weforum.org/docs/WEF_New_Nature_Economy_Report_2020.pdf

8 https://www.tsijournals.com/abstract/deforestation-causing-global-warming-and-climate-change-11492.html.

9 https://www.fao.org/newsroom/detail/cop26-agricultural-expansion-drives-almost-90-percent-of-global-deforestation/en

10 https://cdn.cdp.net/cdp-production/cms/reports/documents/000/006/368/original/CDP_AFI_Forest_Report_2022_%2814%29.pdf?1654614758, p. 19

11 https://sciencebasedtargets.org/about-us#who-we-are

12 https://www.wri.org/update/trends-show-companies-are-ready-scope-3-reporting-us-climate-disclosure-rule

13 https://engagethechain.org/investor-guide-deforestation-and-climate-change

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1.	OPERATIONAL RISK

In its 2022 10-K, Bloomin’ acknowledges that climate change may adversely affect commodity costs and operating results.14 Beef, poultry, and fish are central menu items in Bloomin’s restaurants and are high greenhouse gas-emitting commodities that can be linked to deforestation directly or indirectly through feed (the majority of soy is used for animal feed).15 These commodities are subject to price volatility and changing availability in response to the impacts of climate change.

Beef production is a major contributor to climate change; its carbon intensity increases when linked to deforestation. Beef accounts for the majority of Bloomin’s purchased proteins.16

●	A UN Food and Agriculture Organization study found that an estimated 14.5% of manmade carbon emissions come from food production, 41% of which stem from beef.[17] Beef production emits more greenhouse gasses per kilogram of product than any other food, at around 60 kg of carbon dioxide equivalent per kilogram.[18] The second closest food emits less than half the amount of carbon dioxide equivalent per kilogram.[19]
●	Bloomin’ sources beef for its restaurants,[20] including from Brazil where the risk of cattle-driven deforestation is high,[21] particularly in the Brazilian Amazon where deforestation hit a new record during the first half of 2022.[22]
●	Meatpackers JBS, Marfrig and Minerva dominate the Brazilian cattle industry, where deforestation linked to indirect suppliers is most prevalent and these companies do not monitor all indirect supply.[23]

Bloomin’s extensive beef consumption, including beef with possible ties to deforestation, contributes to the Company’s greenhouse gas emissions and poses operational risk.

●	Given the scale and geographical scope of Bloomin’s beef sourcing and peer greenhouse gas emission disclosures (99% of McDonald’s 2020 GHG were Scope 3[24]; 93% of Chipotle’s 2021 GHG emissions were Scope 325), the overwhelming majority of Bloomin’s contribution to climate change in all likelihood comes from its Scope 3 emissions, which include land use change emissions driven by forest-risk commodities such as beef and soy.
●	Climate change and deforestation create volatility in commodity markets, generate risk for global food security,[26] and pose risks to supply chain continuity for companies sourcing agricultural commodities. Without robust assessment of and goals to address Scope 3 emissions, Bloomin’ may remain exposed to systemic risks impacting its long-term sustainability.

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14 https://investors.bloominbrands.com/static-files/082d94f0-181a-4fe6-8bc8-00a59e0fac2d

15 https://news.mongabay.com/2019/01/brazilian-hunger-for-meat-fattened-on-soy-is-deforesting-the-cerrado-report/

16 https://investors.bloominbrands.com/static-files/082d94f0-181a-4fe6-8bc8-00a59e0fac2d

17 https://www.wri.org/blog/2019/04/6-pressing-questions-about-beef-and-climate-change-answered

18 https://ourworldindata.org/environmental-impacts-of-food

19 https://ourworldindata.org/environmental-impacts-of-food

20 https://investors.bloominbrands.com/static-files/082d94f0-181a-4fe6-8bc8-00a59e0fac2d

21 https://chainreactionresearch.com/report/cattle-driven-deforestation-a-major-risk-to-brazilian-retailers/

22 https://www.washingtonpost.com/climate-environment/2022/07/08/amazon-rainforest-deforestation-record-climate/

23 https://chainreactionresearch.com/wp-content/uploads/2022/11/JBS-Marfrig-and-Minerva-Unlikely-Compliant-with-Upcoming-EU-Deforestation-Law-1.pdf

24 https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/our-planet/climate-action.html#ourPerformance

25 https://www.chipotle.com/content/dam/chipotle/global-site-design/en/documents/sustainability/CHP_2021_SustainabilityReport_Revised_5-20.pdf

26 https://www.nytimes.com/2019/08/08/climate/climate-change-food-supply.html

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2.	COMPETITIVE RISK

Bloomin’ cites “growing competition from quick service and fast-casual restaurants, the supermarket industry and meal kit and food delivery providers” as a risk in its 2022 10-K.27 However, Bloomin’ lags peers in adopting greenhouse gas emissions reduction targets covering its supply chain as well as no-deforestation policies that would help mitigate the Company’s exposure to climate-related risks. Many of Bloomin’s quick service and fast-casual competitors have developed such policies in recent years:

●	McDonald’s set Scopes 1, 2, and 3 climate targets in 2018 and has committed to adapting those targets in line with keeping global temperature rises below 1.5°C. In 2021, it joined the UN Race to Zero campaign, committing to achieve net zero emissions by 2050. The company publicly discloses Scopes 1, 2, and 3 emissions annually and encourages suppliers to set SBTs and report on their progress to CDP.[28]
●	Chipotle accelerated the timeline of its goal to measure and report on its Scope 3 emissions from 2025 to 2021[29] and had Scopes 1, 2 and 3 targets verified by SBTi in 2021.[30]
●	Yum! Brands announced in 2021 its target to reduce total emissions by 46% by 2030, compared to a 2019 baseline, and its ambition to achieve net-zero emissions by 2050. [31]
●	Restaurant Brands International has set a long-term target to become net-zero emissions by 2050 or sooner, and by 2030 aims to reduce absolute Scope 1 and 2 emissions by 50% by as well as Scope 3 emissions intensity by 50% per metric ton of food and per franchise restaurant, compared to a 2019 base year. These targets were approved by SBTi and based on the SBTi criteria and recommendations.[32]

Many of Bloomin’s competitors have policies specific to eliminating supply chain deforestation.

●	McDonald’s achieved 97.7% deforestation-free supply chains for its five priority commodities at the end of 2021 and has committed to eliminating deforestation from its global supply chains by 2030.[33] The company is a signatory of the New York Declaration on Forests and the Cerrado Manifesto[34] and is a member of the Roundtable on Sustainable Palm Oil.[35] It ensures transparency by aligning its progress reporting with the Accountability Framework initiative.[36]
●	Yum! Brands has a no-deforestation commitment for its four primary forest-risk commodity supply chains: palm, paper, beef and soy.[37] The company is a member of the Roundtable for Sustainable Palm Oil, the New York Declaration on Forests,[38] and received an ‘A-‘score from CDP Forests for palm oil.[39]

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27 https://investors.bloominbrands.com/static-files/082d94f0-181a-4fe6-8bc8-00a59e0fac2d

28 https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/our-planet/climate-action.html

29 https://www.nrn.com/fast-casual/chipotle-will-be-tying-executive-compensation-diversity-and-sustainability-goals

30 https://www.chipotle.com/content/dam/chipotle/global-site-design/en/documents/sustainability/CHP_2021_SustainabilityReport_Revised_5-20.pdf

31 https://www.yum.com/wps/wcm/connect/yumbrands/5c5d560b-8d77-4ea2-bdc0-bc9f595bdc2c/R4G-Report-2021.pdf?MOD=AJPERES&CVID=o9EO5zQ

32 https://www.rbi.com/English/sustainability/planet/climate-action/default.aspx

33 https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/our-planet/nature-forests-water.html#focusOnForests

34 https://www.plantbasednews.org/news/giants-mcdonalds-unilever-sign-manifesto-calling-responsible-soy-production

35 https://rspo.org/members/908/McDonalds-Corporation

36 https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/our-planet/conserving-forests.html

37 https://www.yum.com/wps/wcm/connect/yumbrands/36baedf1-ae21-4ca2-9efd-366319419322/Yum%21+Brands+Global+Forest+Stewardship+Policy_FINAL.pdf?MOD=AJPERES&CVID=ngx4TKe

38 https://www.yum.com/wps/wcm/connect/yumbrands/f4734577-fc4b-42b1-981d-bf45d13faa38/2019-Citizenship-Planet.pdf?MOD=AJPERES&CVID=nl1B6C.

39 https://www.cdp.net/en/responses?queries%5Bname%5D=yum+brands

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●	Restaurant Brands International has committed to eliminating deforestation in its beef, palm oil, soy, coffee and fiber-based packaging supply chains by 2030.[40]

3.	FAILURE TO MEET INVESTOR EXPECTATIONS FOR DISCLOSURE AND CLIMATE RISK MITIGATION

Investor expectations on climate risk have shifted greatly in recent years, especially around climate-related disclosures, with more institutional investors expecting portfolio companies to provide comprehensive disclosure on climate and other material ESG risks. In 2022, a record high 263 financial institutions with US$31 trillion in assets under management pressed more than 1,400 high-impact global corporations to disclose environmental data through CDP.41

Bloomin’s current reporting and disclosures are insufficient to inform both consumers and investors of company risks and risk mitigation efforts.

●	The Company has made insufficient changes to its public reporting following the 2021 76.2% majority vote in support of a shareholder proposal requesting a report regarding reduction of the company’s “total contribution to climate change, including emissions from its supply chain.”[42]
○	While the company has, since 2021, disclosed its Scopes 1 & 2 emissions and declared “we aspire to reduce Scope 1 and Scope 2 total GHG emissions by approximately half by 2030 and to net zero by 2050, the targets necessary to limit global temperature increases to 1.5°C,” the Company does not assess Scope 3 emissions or address plans to reduce them.[43]
○	Bloomin’ has, since 2021, set one deforestation-related goal, which is “to source at least 60 percent of land-based proteins from suppliers that maintain a deforestation-free supply chain by 2025.”[44] However, this goal falls far short of a Scope 3 emissions assessment, reduction target, and cross-commodity approach to deforestation risk that investors have asked for.
●	Notably, Bloomin’s reporting is not TCFD-aligned.[45] Bloomin’s largest shareholder,[46] BlackRock, has asked all companies it invests in to align their reporting with TCFD.[47] “Because better sustainability disclosures are in companies’ as well as investors’ own interests, I urge companies to move quickly to issue them rather than waiting for regulators to impose them,” said Larry Fink in his 2021 CEO letter.[48]
●	Bloomin’ does not does produce an annual sustainability report, nor does it report to CDP Climate Change or Forests[49] in contrast to Yum! Brands [50], McDonald’s [51] and Restaurant Brands International,[52] all of which submit reports both to CDP Climate Change and Forests.

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40 https://www.rbi.com/English/sustainability/planet/default.aspx

41 https://www.cdp.net/en/articles/investor/a-record-263-financial-institutions-with-us31-trillion-demand-environmental-data-from-1400-non-disclosing-companies

42 https://engagements.ceres.org/ceres_engagementdetailpage?recID=a0l1H00000BsuHFQAZ

43 https://www.bloominbrands.com/our-commitment/our-environment

44 https://www.bloominbrands.com/our-commitment/our-ingredients

45 https://www.tcfdhub.org/recommendations/

46 https://investors.bloominbrands.com/static-files/dae745f6-ef7c-42a5-bd22-2c0d7a8a5c41

47 https://www.blackrock.com/corporate/investor-relations/2020-larry-fink-ceo-letter

48 https://www.blackrock.com/corporate/investor-relations/2021-larry-fink-ceo-letter

49 https://www.cdp.net/en/responses?queries%5Bname%5D=bloomin%27+brands

50 https://www.cdp.net/en/responses?queries%5Bname%5D=YUM+brands

51 https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=McDonald%27s

52 https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=restaurant+brands+international

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Investor expectations for climate risk mitigation are evolving.

●	BlackRock announced in 2021 that it expects all companies it invests in to disclose plans for aligning their business models with a net zero greenhouse gas emission economy by 2050.[53] BlackRock also released commentary in March 2021 about natural capital as an investment issue, including its expectations for deforestation risk management.[54]
●	In 2020, a coalition of investors representing $11.4 trillion dollars in assets under management called on Bloomin’s quick service and fast-casual competitors, including McDonald’s, Chipotle and Wendy’s, to take meaningful action to address emissions in their meat and dairy supply chains.[55]
●	The forthcoming SEC guidelines on climate change-related risk[56] are strongly supported by investors.[57] Regardless of the rule’s final language and timing, investor expectations related to climate risk are evolving and Bloomin’ may be viewed as a laggard if it fails to align with this broader shift.

4.	REPUTATIONAL RISKS

Bloomin’ cites the inability “to anticipate or successfully respond to changes in consumer preferences” as a risk in its 2022 10-K.58 Growing concern about climate change is shifting consumer preferences: according to a 2020 Capgemini study, 79% of consumers are changing their purchasing preferences based on sustainability.59 Negative attention from media and NGO campaigns is also increasing public awareness of deforestation as an environmental concern. Bloomin’s lack of policies for total greenhouse gas emission reduction targets and prevention of deforestation in its supply chains heightens its potential for reputational damage.

Companies linked to deforestation may receive negative attention, impairing brand reputation.

●	Major media outlets including The New York Times,[60] The Washington Post[61] and Bloomberg[62] are increasingly covering deforestation, exposing laggard companies to reputational risk.
●	Chain Reaction Research, which analyzes financial risk in soft commodity supply chains, has calculated that reputation events can impact company value by as much as 30 percent.[63]
●	Influential NGOs have targeted companies, including restaurant brands with exposure to deforestation, in high-profile campaigns. Bloomin’ peer Burger King, for example, was the subject of an anti-deforestation campaign led by a coalition of NGOs[64] that prompted articles linking the company to deforestation in the BBC[65] and the Guardian.[66] The attention ultimately led Restaurant Brands International, Burger King’s parent company, to adopt new sustainability commitments.

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53 https://www.blackrock.com/corporate/investor-relations/2021-larry-fink-ceo-letter

54 https://www.blackrock.com/corporate/literature/publication/blk-commentary-engagement-on-natural-capital.pdf

55 https://www.forbes.com/sites/mikescott/2020/02/07/fast-food-companies-need-to-step-up-on-climate-water-action-investors-warn/

56 https://www.sec.gov/news/press-release/2022-46

57 https://www.ceres.org/news-center/blog/analysis-shows-investors-strongly-support-secs-proposed-climate-disclosure-rule

58 https://investors.bloominbrands.com/static-files/082d94f0-181a-4fe6-8bc8-00a59e0fac2d

59 https://www.capgemini.com/wp-content/uploads/2020/07/20-06_9880_Sustainability-in-CPR_Final_Web-1.pdf

60 https://www.nytimes.com/2023/01/04/magazine/amazon-tipping-point.html?action=click&module=RelatedLinks&pgtype=Article

61 https://www.washingtonpost.com/world/2022/10/12/amazon-deforestation-takeaways/

62 https://www.bloomberg.com/news/articles/2023-01-26/destruction-of-amazon-rainforest-puts-plants-animals-humans-at-risk

63 https://chainreactionresearch.com/wp-content/uploads/2019/05/Reputation-Risk-and-FMCGs.pdf

64 http://www.mightyearth.org/burger-king-commits-to-stop-destroying-rainforestsin-13-years/

65 https://www.bbc.com/news/uk-49973997

66 https://www.theguardian.com/environment/2017/mar/01/burger-king-animal-feed-sourced-from-deforested-lands-in-brazil-and-bolivia

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CONCLUSION

Bloomin’ lacks sufficient policies and disclosure of efforts to address the risks posed by greenhouse gas emissions from its supply chain. Issuing near- and long-term science-based GHG reduction targets for the Company’s full supply chain would help it to address operational, competitive, and reputational risk.

Shareholders are urged to vote FOR the proposal asking Bloomin’ to issue near- and long-term science-based GHG reduction targets covering its full supply chain.

For questions regarding this proposal, please contact Annie Sanders, Green Century Capital Management, asanders@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.